TABLE OF CONTENTS

                                     12b-25


                                                             PAGE
Part I                                                          1

Part II                                                         1

Part III                                                        1

Part IV - Other Information                                     1

Exhibit - Letter from Certifying Accountants                    2

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING

                                   (Check One)

[X] Form 10-K or Form 10K-SB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

For the period ended: December 31, 1999

[ ] Transition Report on Form 10-K or Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or Form 10-QSB
[ ] Transition Report on Form N-SAR

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

AbsoluteFuture.com
10900 NE 8th Street, Suite 1414
Bellevue, WA 98004
425 462 6210



Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form 10-K or Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

Additional  time  is  required  to  obtain  complete,   pre-acquisition  records
associated with an asset acquired during 1999 for the purposes of completing the audit.

Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Graham Andrews    (425)- 462 - 6212

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

                           ABSOLUTEFUTURE.COM
                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2000                   /s/ GRAHAM ANDREWS
-----------------------                ------------------
                                       Chief Executive Officer